UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ARTISTDIRECT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04315D400

(CUSIP Number)

Robert Rein, Esq.
10866 Wilshire Boulevard, Suite 400
Los Angeles, CA 90024
(310) 556-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

November 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04315D400

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilogy Capital Partners, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5. SOLE VOTING POWER	0

	6. SHARED VOTING POWER	1,104,238 (1)

	7. SOLE DISPOSITIVE POWER	0

	8. SHARED DISPOSITIVE POWER	1,104,238 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,104,238

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON CO

(1) Does not include all of the shares of common stock issuable upon the exercise of the warrants or the conversion of the convertible subordinated note. The terms of the warrants and note do not permit those shares to be exercised or converted, as the case may be, if, following such exercise or conversion, the holder (together with the holder’s affiliates) would beneficially own more than 9.99%. As such only 708,770 shares of common stock issuable upon exercise of the warrants or conversion of the convertible subordinated note have been included.

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CUSIP NO. 04315D400

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Racada Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5. SOLE VOTING POWER	0

	6. SHARED VOTING POWER	1,104,238 (1)

	7. SOLE DISPOSITIVE POWER	0

	8. SHARED DISPOSITIVE POWER	1,104,238 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,104,238

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON CO
(1) Does not include all of the shares of common stock issuable upon the exercise of the warrants or the conversion of the convertible subordinated note. The terms of the warrants and note do not permit those shares to be exercised or converted, as the case may be, if, following such exercise or conversion, the holder (together with the holder’s affiliates) would beneficially own more than 9.99%. As such only 708,770 shares of common stock issuable upon exercise of the warrants or conversion of the convertible subordinated note have been included.

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CUSIP NO. 04315D400

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Rein

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5. SOLE VOTING POWER	0

	6. SHARED VOTING POWER	1,104,238 (1)

	7. SOLE DISPOSITIVE POWER	0

	8. SHARED DISPOSITIVE POWER	1,104,238 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,104,238

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IN
(1) Does not include all of the shares of common stock issuable upon the exercise of the warrants or the conversion of the convertible subordinated note. The terms of the warrants and note do not permit those shares to be exercised or converted, as the case may be, if, following such exercise or conversion, the holder (together with the holder’s affiliates) would beneficially own more than 9.99%. As such only 708,770 shares of common stock issuable upon exercise of the warrants or conversion of the convertible subordinated note have been included.

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Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the following titles and classes of securities: shares of common stock (the “Common Stock”), par value $0.01 per share, of ARTISTdirect, Inc., a Delaware corporation (the “Issuer”).

The Issuer’s principal executive offices are located at 1601 Cloverfield Boulevard, Suite 400 South, Santa Monica, California 90404.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Trilogy Capital Partners, Inc., a California corporation (“Trilogy”), Racada Corp., a California corporation (“Racada”), and Robert S. Rein, an individual. Racada is the sole shareholder of Trilogy, and Robert Rein, a United States citizen, is the sole shareholder of Racada. This Statement relates to the securities directly owned by Trilogy. Trilogy, Racada and Mr. Rein are referred to herein as the “Reporting Persons.”

Trilogy’s principal business is marketing and communications. Racada’s principal business is equity and debt investments. Mr. Rein’s principal occupation is as an attorney.

The business address of Trilogy is 2625 Townsgate Road, Suite 330, Westlake Village, California 91361. The business address of Racada and Mr. Rein is 10866 Wilshire Boulevard, Suite 400, Los Angeles, California 90024.

During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Trilogy used working capital funds to acquire the securities of the Issuer pursuant to a stock purchase agreement, described in further detail in Item 4 below.

Item 4.	Purpose of Transaction

On November 6, 2008, Trilogy and CCM Master Qualified Fund, Ltd., entered into a stock purchase agreement, dated October 31, 2008, pursuant to which Trilogy acquired the following securities of the Issuer in exchange for an aggregate purchase price of $100.00 in cash:

395,468 shares of common stock of Issuer;

433,333 warrants to purchase common stock at $2.00 per share at any time prior to July 28, 2010, subject to an ownership limitation of 9.99%;

691,935 warrants to purchase common stock at $1.43 per share at any time prior to July 28, 2010; and

$12,380,000 par value subordinated convertible debt, four percent interest rate, convertible into common stock at $1.55 per share at any time prior to July 28, 2009, subject to an ownership limitation of 9.99%.

The Reporting Persons plan to acquire additional securities of the Issuer if and when the 9.99% limitation of the subordinated convertible note is waived.

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Item 5.	Interest in Securities of the Issuer

(a)  Trilogy’s holdings as of November 25, 2008 are as follows:

395,468 shares of common stock of Issuer;

433,333 warrants to purchase common stock at $2.00 per share at any time prior to July 28, 2010, subject to an ownership limitation of 9.99%;

691,935 warrants to purchase common stock at $1.43 per share at any time prior to July 28, 2010; and

$12,380,000 par value subordinated convertible debt, four percent interest rate, convertible into common stock at $1.55 per share at any time prior to July 28, 2009, subject to an ownership limitation of 9.99%.

Racada does not directly own any securities of the Issuer. However, as it owns all of the outstanding shares of Trilogy, Racada is deemed to have beneficial ownership of all securities owned by Trilogy. Mr. Rein does not directly own any securities of the Issuer, however, as a result of his indirect ownership of all outstanding shares of Trilogy through his wholly-owned corporation, Racada, Mr. Rein is deemed to have beneficial ownership of all securities owns by Trilogy.

The documentation governing the terms of the notes and warrants contains provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As Trilogy beneficially owns 9.99% of the Issuer’s outstanding common stock, none of the shares of Common Stock are currently issuable upon conversion of the notes or exercise of the warrants.

The aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 11,053,436 shares outstanding (based on the 10,344,666 shares reported by the Issuer as outstanding as of October 31, 2008, on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, plus the shares of common stock issuable under the warrants and subordinated convertible note, subject to the 9.99% ownership limitation).

(b) The right to vote and the right to dispose of the shares beneficially owned by Trilogy are shared by Trilogy, Racada and Mr. Rein.

(c)  The information set forth in Item 4 is incorporated herein by this reference.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries.

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Item 7.	Material to Be Filed as Exhibits

1.  Stock Purchase Agreement by and between Trilogy Capital Partners, Inc. and CCM Master Qualified Fund, Ltd., dated October 31, 2008.

2. Agreement of Joint Filing, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2008		Dated: December 5, 2008

TRILOGY CAPITAL PARTNERS, INC.		RACADA, CORP.

By:	/s/ Norman Kunin	By:	/s/ Robert Rein
	Norman Kunin, Senior Vice-President		Robert Rein, President

Dated: December 5, 2008

/s/ Robert Rein
ROBERT REIN

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EXHIBIT

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: December 5, 2008

TRILOGY CAPITAL PARTNERS, INC.		RACADA, CORP.

By:	/s/ Norman Kunin	By:	/s/ Robert Rein
	Norman Kunin, Senior Vice-President		Robert Rein, President

/s/ Robert Rein
ROBERT REIN

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